Filed Pursuant to Rule 433

Registration No. 333-285742

Issuer Free Writing Prospectus dated June 23, 2025

Relating to Preliminary Prospectus Supplement dated June 23, 2025

MARVELL TECHNOLOGY, INC.

$500,000,000 4.750% Senior Notes due 2030

$500,000,000 5.450% Senior Notes due 2035

Pricing Term Sheet

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated June 23, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated March 12, 2025 and the documents incorporated and deemed to be incorporated by reference therein. The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Marvell Technology, Inc.

Anticipated Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB

Distribution:	SEC-Registered

Trade Date:	June 23, 2025

Settlement Date**:	June 30, 2025 (T+5)

Denominations/Multiple:	$2,000 x $1,000

$500,000,000 4.750% Senior Notes Due 2030

Security Description:	4.750% Senior Notes due 2030 (the “2030 Notes”)

Principal Amount:	$500,000,000

Gross Proceeds:	$499,520,000

Maturity Date:	July 15, 2030

Benchmark Treasury:	4.000% due May 31, 2030

Benchmark Treasury Price and Yield:	100-14 3⁄4; 3.896%

Spread to Benchmark Treasury:	0.875%

Yield to Maturity:	4.771%

Price to Public:	99.904% of principal amount

Coupon:	4.750%

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2026

Optional Redemption:

Prior to June 15, 2030, (one month prior to the maturity date for the 2030 Notes) (the “2030 Par Call Date”), the Issuer may redeem the 2030 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2030 Notes matured on the 2030 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2030 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2030 Par Call Date, the Issuer may redeem the 2030 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2030 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	573874 AR5 / US573874AR57

$500,000,000 5.450% Senior Notes Due 2035

Security Description:	5.450% Senior Notes due 2035 (the “2035 Notes”)

Principal Amount:	$500,000,000

Gross Proceeds:	$499,065,000

Maturity Date:	July 15, 2035

Benchmark Treasury:	4.250% due May 15, 2035

Benchmark Treasury Price and Yield:	99-13; 4.324%

Spread to Benchmark Treasury:	1.150%

Yield to Maturity:	5.474%

Price to Public:	99.813% of principal amount

Coupon:	5.450%

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2026

Optional Redemption:

Prior to April 15, 2035 (three months prior to the maturity date for the 2035 Notes) (the “2035 Par Call Date”), the Issuer may redeem the 2035 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 Notes matured on the 2035 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2035 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2035 Par Call Date, the Issuer may redeem the 2035 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	573874 AS3 / US573874AS31

**********

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Co-Managers:

Academy Securities, Inc.

BNP Paribas Securities Corp.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

Oversea-Chinese Banking Corporation Limited

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the 2030 Notes and the 2035 Notes (together, the “Notes”) will be made against payment for the Notes on or about June 30, 2025, which will be the fifth business day following the date hereof (this settlement cycle being referred to as T+5). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day preceding the expected settlement date should consult their own advisors in this regard.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by calling J.P. Morgan Securities LLC at 1-212-834-4533 (collect), BofA Securities, Inc. at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-645-3751.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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